FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         (i) Agenda for STMicroelectronics April 25, 2001 Annual General Meeting of Shareholders;

        (ii)  Proposed resolutions for the Annual General Meeting of
              Shareholders;

       (iii)  Proxy appointment and Voting Instruction Card.

                                     AGENDA

--------------------------------------------------------------------------------
                     Annual General Meeting of Shareholders
      of STMicroelectronics N.V., established in Amsterdam, the Netherlands to be held on April 25, 2001 at 11:00 a.m.
    at Hotel The Grand, Oudezijds Voorburgwal 197, Amsterdam, the Netherlands
--------------------------------------------------------------------------------

1.     Call to order and opening
2.     Report of the Managing Board on the 2000 financial year
3.     Report of the Supervisory Board on the 2000 financial year
4.     a.      Adoption of the annual accounts for the 2000 financial year
       b.      Allocation of profits
       c.      Discharge of the members of the Managing Board and of the
               Supervisory Board
5. Approval of the new five year Stock Option Plan for directors, managers and selected employees of the Company and its majority owned subsidiaries
6.     Approval of the Employee Stock Purchase Plan
7.     Compensation of the members of the Supervisory Board
8.     Appointment of a new member of the Supervisory Board
9.     Delegation of certain powers to the Supervisory Board
10.    Question time
11.    Close

                                   --oo000oo--

Copies of the annual accounts, the report of the Supervisory Board, the report of the Managing Board and other information included pursuant to law as well as the proposed resolutions and the personal data of the proposed new member of the supervisory as referred to in Section 2:142, subsection 3 of the Dutch Civil Code will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of the Company (Strawinskylaan 1725, 17th floor, 1077 XX Amsterdam, the Netherlands), at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Credit Agricole Indosuez (Service Financier, 9, quai du President Paul-Doumer, 92920 La Defence Cedex), at the offices of Morgen-Walke Associates, Inc. (380 Lexington Avenue, 50th floor, New York, NY 10168, United States of America), at the offices of the Bank of New York (American Depositary Receipt Division, 101 Barclay St. 22W, New York, NY 10286, United States of America) and at the offices of Banca Commerciale Italiana S.p.A. (Centro Amministrativo Elettronico, Via Longhirano 1, CAP 43100 Parma, Italy) as of March 27, 2001 up to and including the date of the meeting. The documents are also available on the Company's internet site [www.st.com].

                                   --oo000oo--

                              Proposed resolutions
    for the Annual General Meeting of Shareholders of STMicroelectronics N.V.
                    to be held on April 25, 2001 in Amsterdam


Agenda item 4    -    Resolution 1
-------------

a. The Supervisory Board proposes to adopt the annual accounts for the financial year 2000, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.

b. The Supervisory Board proposes - following the proposal of the Managing Board - to distribute a dividend in cash of US$ 0.04 per share issued and outstanding at April 27, 2001 which distribution shall be payable on May 11, 2001.

c. The Supervisory Board proposes to discharge the Managing Board for its management and the Supervisory Board for its supervision during the financial year 2000.

Agenda item 5    -    Resolution 2
-------------

The Supervisory Board has approved a new five year Stock Option Plan. The main provisions of the Plan are:

(a) Options may only be granted to directors, managers and employees of the Company and its majority owned subsidiaries who have been selected by an ad hoc Committee of the Supervisory Board upon proposal of the Managing Board and in conformity with the rules defined by the Supervisory Board;
(b) The Plan will be administered by the ad hoc Committee of the Supervisory Board;
(c) Options may be granted in respect of no more than 60 million ordinary shares;
(d) The exercise price shall be equal to the price of the Shares of the Company at the close of the New York Stock Exchange on the day of the grant, but in no event lower than the nominal value of the Shares;
(e) Options will become exercisable according to the vesting schedule of the Plan or as otherwise determined by the Committee with the approval of the Supervisory Board;
(f) The options will expire 10 years after the date of grant, unless the Supervisory Board upon recommendation of the Committee shortens the period; and
(g) Upon exercise of the options, optionees may receive either newly issued Shares or existing Shares that have been repurchased by the Company.

The Supervisory Board proposes to approve this Stock Option Plan.

Agenda item 6    -    Resolution 3
-------------

The Supervisory Board has approved the Company's Employee Stock Purchase Plan which includes the following provisions:

(a) A total of 4.5 million Shares are to be offered to employees of the Company and its majority-owned subsidiaries in 20 specified countries and such other countries to which the Supervisory Board may extend the Plan, on the recommendation of the Company's Managing Board;
(b) The first 1.5 million Shares offered will be new Shares issued by the Company. The source of the remaining 3.0 million Shares is to be decided by the Supervisory Board in due course;
(c) The Plan has a term of three years, from 2000 to 2003, and features semi-annual offering periods;
(d) For each offering period, the subscription price will be equal to 85% of the lesser of the NYSE closing price per share on the first day of the offering period and the last day of the offering period; and
(e) The maximum fair market value of the Shares subscribed per employee per offering period is $12,500.

The first tranche of the Employee Stock Purchase Plan was offered in November 2000. The Supervisory Board proposes to approve the Employee Stock Purchase Plan in order for the Plan to qualify under Section 423 of the Internal Revenue Code of the United States.

Agenda item 7    -    Resolution 4
-------------

The Supervisory Board proposes to maintain the remuneration of the President and the Vice President of the Supervisory Board at US$45,000 per annum, to maintain the remuneration of the other Supervisory Board members (except for the President of the Audit Committee) at US$30,000 per annum, to maintain the remuneration of the President of the Audit Committee at US$40,000 per annum and to maintain the attendance fee per meeting of the Supervisory Board and Committees at US$2,000 as fixed at the last general meeting of shareholders.

Agenda item 8    -    Resolution 5
-------------

The Supervisory Board proposes to increase the number of members of the Supervisory Board to nine members by appointing Mr Douglas John Dunn as member of the Supervisory Board, effective as of April 25, 2001 and with the term of office expiring at the end of the Annual General Meeting of Shareholders to be held in the year 2002.

Agenda item 9    -    Resolution 6
-------------

The Supervisory Board proposes to designate the Supervisory Board as the corporate body authorised to resolve upon issuance of any number of ordinary shares and/or preference shares as comprised in the authorised share capital, upon the terms and conditions of an issuance of shares, upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares and upon the granting of rights to subscribe for ordinary shares and/or preference shares, all for a period of five years as of April 25, 2001.


                                   --oo000oo--

                                    [FRONT]
                            STMicroelectronics N.V.

                 Proxy Appointment and Voting Instruction Card
  (Must be presented at the meeting or received by mail prior to the close of business on April 18, 2001)

         The undersigned registered holder of Shares of New York Registry (each representing one Common Share of Euro 1.04 nominal amount of STMicroelectronics N.V.) hereby appoints ______________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on April 25, 2001 and, in general, to exercise all rights the undersigned could exercise in respect of such Common Shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, insofar as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Common Shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on March 22, 2001, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

                                                STMicroelectronics N.V.
                                                P.O. Box 11473
                                                New York, N.Y. 10203-0473


                     (Continued and to be dated and signed on the reverse side.)


                                 [REVERSE SIDE]

RESOLUTIONS                                          FOR    AGAINST                                                    FOR   AGAINST
1. a. Adoption of the annual accounts for the        [ ]      [ ]       3. Approval of the Employee Stock              [ ]     [ ]
      2000 financial year                                                  Purchase Plan

   b. Allocation of profits                          [ ]      [ ]       4. Compensation of the members of the          [ ]     [ ]
                                                                           Supervisory Board
   c. Discharge of the members of the Managing       [ ]      [ ]
      Board and of the Supervisory Board                                5. Appointment of Douglas Dunn to the          [ ]     [ ]
                                                                           Supervisory Board
2. Approval of the new five year Stock Option        [ ]      [ ]
   Plan for directors, managers and selected                            6. Delegation of certain powers to the         [ ]     [ ]
   employees of the Company and its majority                               Supervisory Board
   owned subsidiaries
                                                                                              Change of Address and/or         [ ]
                                                                                                 Comments Mark Here

                                                                                  The Voting Instruction must be signed by the
                                                                                  person in whose name the relevant receipt is
                                                                                  registered on the books of the Depositary. In the
                                                                                  case of a Corporation, the Voting Instruction must
                                                                                  be executed by a duly authorized Officer or
                                                                                  Attorney. In the case of joint holders, the
                                                                                  signature of any one will suffice.

                                                                                  Dated:                      , 2001
                                                                                        ----------------------

                                                                                        ------------------------------------
                                                                                                      Signature

                                                                                        ------------------------------------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer